Confidential Treatment Requested by ModusLink Global Solutions, Inc.

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ModusLink Global Solutions, Inc.

1601 Trapelo Road, Suite 170

Waltham, Massachusetts 02451

October 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 14, 2014

File No. 001-35319

Ladies and Gentlemen:

On behalf of ModusLink Global Solutions, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your phone call dated October 23, 2014 to Mr. Alan Cormier, the Company’s Senior Vice President and General Counsel. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

The Company acknowledges that it will comply with the Staff’s comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed October 22, 2014, in future filings, reflecting such change, including the subsequent Definitive Proxy Statement on Schedule 14A.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Preliminary Proxy Statement on Schedule 14A

Proposal 4 – Approval to Amend… to Effect a Reverse Stock Split Followed by a Forward Stock Split, page 14

Comment 1. Affirm that this is not a going private transaction.

Confidential Treatment Requested by ModusLink Global Solutions, Inc.

Page ModusLink 2014-002

Response:

The Company confirms that in future filings of Schedule 14A or other documents requiring such disclosure it will add the following language to Proposal 4 – Approval to Amend the Company’s Restated Certificate of Incorporation to Effect a Reverse Stock Split Followed by a Forward Stock Split:

“The Reverse/Forward Split is not a “going private” transaction and is not being proposed in anticipation of a “going private” transaction. However, no assurance can be given that the Company will not pursue a going private transaction in the future.”

The foregoing language will replace the language suggested in our letter dated October 22, 2014 regarding the same matter.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Alan Cormier, Senior Vice President and General Counsel at (781) 663-5024.

Very truly yours,

/s/ Alan Cormier

Alan Cormier

Senior Vice President and General Counsel

Distribution:

Jacqueline Kaufman

William H. Thompson

Yolanda Guobadia

Liz Walsh

Lisa Kohl

John J. Boucher